Exhibit 99.1

395 de Maisonneuve Blvd. West Montreal QC H3A 1L6 www.domtar.com

Press Release FOR IMMEDIATE RELEASE
DOMTAR TO IMPLEMENT MEASURES TO RETURN TO PROFITABILITY
Montreal, November 30, 2005 – Domtar Inc. announced today a series of targeted measures aimed at returning the Company to profitability. The plan includes closures of paper mills and sawmills, the sale of a paper mill and cost-cutting initiatives.
KEY MEASURES ARE:
•	Permanent closure of the Cornwall, Ontario mill

•	Permanent closure of PM No.10 and PM No.11 of the Ottawa, Ontario mill

•	The decision to sell the Vancouver, BC mill

•	Closure of the sawmills at Grand-Remous and Malartic, Quebec with the intention of creating a value-added project using the existing infrastructures

•	A cost reduction program as follows:

o	Reduce selling, general, and administrative expenses by eliminating approximately 100 additional corporate and divisional positions, as well as other SG&A expenses

o	Implement further cost reductions at the mill level by eliminating approximately 200 additional operational positions

o	Consolidate North American administrative offices in Montreal and Cincinnati.
“The strengthening of the Canadian dollar has pushed some of our Canadian mills to negative cash flow generation, and we must focus on our most efficient mills in order to return to profitability in the foreseeable future. We are sad to announce that this plan will translate into a permanent workforce reduction of approximately 1,800 positions across the Company, that includes the reorganization announced in December 2004 at the Cornwall mill. We believe that these actions, our previously announced dividend cut, and other measures to reinforce our support to customers, should improve our cash flow by approximately $160 million, and constitute an important step toward improving our margins,” said Richard Garneau, Executive Vice-President, Operations.
These measures will result in pre-tax restructuring costs of approximately $505 million, including fixed asset write-offs of approximately $313 million.

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Difficult decisions
“Mill closures are very difficult decisions to make, since they impact our employees, their families, and the communities where we operate. The measures that we announced today are necessary actions that will help the Corporation return to profitability. Unfortunately, sustained actions and dedicated efforts by our employees as well as capital investments by the Company were not sufficient to guarantee the long-term viability of these operations within Domtar,” said Raymond Royer, President and Chief Executive Officer.
“Some of our facilities face significant challenges posed by high cost structures and the ever-strengthening Canadian dollar. Our market pulp operations will remain under particular scrutiny. We are calling for the cooperation of employees, union representatives, community leaders, and government officials to help us improve our competitive position. Domtar is determined to emerge from this difficult period a stronger organization. In keeping with the Company’s corporate values, all employees impacted by today’s announcement will receive financial assistance and be offered access to outplacement services,” added Raymond Royer, President and Chief Executive Officer.
Cornwall mill
The Cornwall mill will be permanently shut down, effective March 31, 2006. This decision will result in the elimination of approximately 910 positions, including the 390 positions already affected by the indefinite shutdown of the pulp mill, PM No. 6, and one sheeter announced in December 2004. Total annual capacity of 265,000 tons of uncoated and coated printing grades on three paper machines as well as 160,000 tons of pulp will be permanently taken off the market.
Ottawa mill
The Company will also proceed with the permanent closure of PM No.10 and PM No.11 at its non-integrated Ottawa-Hull complex, effective March 31, 2006. Consequently, approximately 185 positions will be eliminated and 65,000 tons of paper capacity will be removed from the market.
Vancouver mill
Domtar also announced its intention to sell its Vancouver coated paper mill, and is currently seeking a buyer. This mill employs approximately 285 workers and produces 120,000 tons of coated paper. Mill operations will continue during the sale process.
Grand-Remous and Malartic sawmills
Domtar will close its sawmills at Grand-Remous and Malartic effective February 28, 2006 due to the softwood fiber reduction and high fiber costs in Quebec. There are approximately 200 employees working at these facilities. Subject to government approval, the wood fiber allocation for Grand-Remous and Malartic will be transferred to Domtar’s other Quebec sawmills. This will ensure more efficient operations by going to three shifts, and will offer about 80 employees from Grand-Remous and Malartic the possibility of transferring to new positions created by the addition of these extra shifts.

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Domtar is also working with a partner in collaboration with the government on a value-added project that would create over 300 new positions using the Grand-Remous and Malartic infrastructures, therefore mitigating most of the job losses.
Banking arrangements
Domtar has amended its credit facility maturing in 2010 in order to improve financial flexibility. This facility requires compliance with certain financial covenants, which include (a) a minimum EBITDA to interest ratio of 1.05 : 1.0 in early 2006, increasing gradually over time to 2.5 : 1.0 at the beginning of 2008, excluding from the calculation charges related to the current restructuring plan, (b) the requirement to maintain a minimum EBITDA, and (c) a maximum debt to total capitalization ratio of 60%, excluding from the calculation charges resulting from the current restructuring plan. The amendment also includes a reduction in the size of the facility from US$700 million to US$600 million, and provides for guarantees by Domtar’s subsidiaries.
Further actions
In addition to these measures, the Company will also improve profitability by implementing supply chain initiatives that reduce operational costs and improve customer satisfaction. These initiatives will increase the efficiency of the converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, the Company will be moving some of its paper grades to more profitable papermaking facilities and machines within its network. Above all, Domtar will continue to provide its customers with products, services, and solutions that meet their needs.
MEDIA ADVISORY
Domtar Inc. will hold a conference call today at 1:00 p.m. (EST) to discuss the announced restructuring plan. Financial analysts are invited to participate in the call by dialing 1-800-952-4972. The media and all others concerned are invited to listen to the live broadcast on Domtar’s corporate website at: www.domtar.com. A full replay will be available on Domtar’s website or by calling 1-866-518-1010 until January 30, 2006.
Note: All figures are noted in Canadian currency.
DOMTAR IS THE THIRD LARGEST PRODUCER OF UNCOATED FREESHEET PAPER IN NORTH AMERICA. IT IS ALSO A LEADING MANUFACTURER OF BUSINESS PAPERS, COMMERCIAL PRINTING AND PUBLICATION PAPERS, AND TECHNICAL AND SPECIALTY PAPERS. DOMTAR MANAGES ACCORDING TO INTERNATIONALLY RECOGNIZED STANDARDS 18 MILLION ACRES OF FORESTLAND IN CANADA AND THE UNITED STATES, AND PRODUCES LUMBER AND OTHER WOOD PRODUCTS. DOMTAR HAS 10,000 EMPLOYEES ACROSS NORTH AMERICA. THE COMPANY ALSO HAS A 50% INVESTMENT INTEREST IN NORAMPAC INC., THE LARGEST CANADIAN PRODUCER OF CONTAINERBOARD.

TICKER SYMBOL DTC (TSX, NYSE)	INFORMATION Christian Tardif Manager, Corporate and Financial Communications Tel.: (514) 848-5515 Email: christian.tardif@domtar.com

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